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                                   [GRAPHIC]
                             DISPOSABLE SOFT GOODS





                          SECOND QUARTER REPORT 2001

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DSG INTERNATIONAL LTD.                         [LOGO OF DSG INTERNATIONAL LTD.]

FOR IMMEDIATE RELEASE

              DSG INTERNATIONAL REVENUES UP 7.0% IN FIRST QUARTER
               Drypers acquisition boosts North America revenue

DULUTH, Ga., August 2, 2001--DSG International Limited (NASDAQ:DSGIF) today announced financial results for the first quarter ended March 31, 2001. Net sales for the quarter were $59.8 million, a 7.0% increase over the $55.9 million reported for the first quarter last year. Net loss for the quarter was $108,000, or $0.02 per share, compared to net income of $1.6 million, or $0.24 per share, for the year-ago period.

Brandon Wang, Chairman, said, "The highlight of the quarter was the acquisition of the North American operations of Drypers. Although the acquisition was completed in the last month of the first quarter, it still accounted for an increase of 16.9% in our North America sales. As we go forward, this acquisition will eventually result in doubling our sales in North America." Wang said Asia Pacific sales also increased sharply, up 18.9% over the first quarter last year. "Aggressive marketing strategies and tactics were key factors in penetrating these developing markets, and we expect the region will continue to be a promising market for DSG International."

Gross margin for the period declined to 30.5%, compared to 33.3% for the first quarter last year, due primarily to the lower margin of finished goods acquired at net realizable value from Drypers North America and the installation and testing of new production equipment in the Company's Australian operations.

Selling, general and administrative expense as a percentage of net sales was 29.1%, slightly higher than the 28.2% of the same period last year. As a result of the Drypers acquisition, interest expense in the first quarter this year increased to $568,000, compared to $396,000 last year. The Company's exchange loss of $348,000 in the first quarter of 2001 was primarily due to the unfavorable exchange rate fluctuation of Thai and Indonesian currencies against the U.S. dollar. At March 31, 2001, DSG International had working capital of $37.1 million, total assets of $152.3 million and a debt-to-equity ratio of 1:2.4.

"We're very pleased with the results of our first quarter and with the integration of the Drypers organization into our North American subsidiary. We believe we are poised for profitable growth on several fronts," Wang said.

As previously reported on June 27, 2001 a jury in U.S. District Court in Albany, Georgia returned a verdict that certain component machinery used by the company to place a foam waistband into disposable diapers infringed U.S. Patent No. 5,308,345 and awarded $4.0 million in damages. The jury verdict also provided for potential enhanced damages

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of up to an additional $7.0 million.  The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia, Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy(R)", "Lullaby(R)", "Cares(R)", "Cuddles(R)", "Super Fan-nies(R)", "Dispo 123(TM)", "Handy(TM)", "Certainty(R)", "Merit(R)" and "Drypers(R)".

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
--------------------------------------------------------------------------------
This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC's World Wide Web site at http://www.sec.gov.

                                      ###

Company Contact:                        Media Contact:
Karen Ortega                            Don King
DSG International Limited               Bates Churchill Investor Relations
678-957-9989 or                         713-267-7280
kareno@ahpdiaper.com


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STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2001 and 2000, and the Balance Sheet information as of March 31, 2001, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS
(In thousands, except per share amounts)

                                          Three months ended
                                               March 31,
                                         2001            2000

Net sales                               $59,804         $55,868

Gross profit                             18,246          18,635

Gain on sale of property, plant
  And equipment                              19              23
Selling, general and administrative
  Expense                               (27,419)        (15,753)

Operating income                            846           2,905

Interest expense                           (568)           (396)
Exchange loss                              (348)            (59)
Other income                                146              20

Income before income taxes                   76           2,470

Provision for income taxes                 (214)           (689)
Minority interest                            30            (178)

Net income (loss)                          (108)         $1,603

Earnings (losses) per share              $(0.02)          $0.24

Weighted average number of
  Shares outstanding                      6,675           6,675





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STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                           Three months ended
                                                March 31,
                                          2001              2000

Net income (loss)                       $  (108)           $ 1,603

Other comprehensive expense
  Foreign currency translation
  Adjustments                            (1,257)            (1,220)

Comprehensive income (loss)             $(1,365)              $383


BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                                        March 31,         December 31,
                                          2001               2000

Working capital                         $ 37,077           $ 32,423
Total assets                             152,272            111,409
Long-term debt                            26,473              5,577
Shareholders' equity                      62,365             63,447

On March 31, 2001, the Company had cash and cash equivalents of $14.8 million.

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                            DSG INTERNATIONAL LTD.
                           17th Floor Watson Centre
                                Kung Yip Street
                                  Kwai Chung
                                   Hong Kong
                             Tel:  (852) 2484 4820
                             Fax:  (852) 2480 4491